Exhibit 99.1

8226 Philips Highway, Suite 101	Investor Relations Contact:
Jacksonville, FL 32256 USA	investorrelations@redwirespace.com

Redwire Corporation Reports Fourth Quarter and Full Year 2024 Financial Results

Revenues for full year 2024 increased 24.7% year-over-year to $304.1 million
2024 accomplishments included securing a follow-on order of Roll-Out Solar Arrays for Thales Alenia Space, receiving a DARPA prime contract for our SabreSat VLEO platform, and launching 27 PIL-BOXes for our partners including Bristol Myers Squibb, Eli Lilly, and ExesaLibero Pharma
In January 2025, announced agreement to acquire Edge Autonomy in a transformational transaction that is expected to create a multi-domain, scaled and profitable space and defense tech company
Significant sequential increase in net cash provided by operations to positive $7.1 million and Free Cash Flow1 to positive $3.0 million for the fourth quarter of 2024
Net Loss for full year 2024 was $(114.3) million and Adjusted EBITDA1 for full year 2024 was $(0.8) million
JACKSONVILLE, Fla. / March 10, 2025 Redwire Corporation (NYSE: RDW, the “Company”), a leader in space infrastructure for the next generation space economy, today announced results for its fourth quarter and full year ended December 31, 2024.

Redwire will live stream a presentation with slides on March 11, 2025 at 9:00 a.m. ET. Please use the link below to follow along with the live stream: https://event.choruscall.com/mediaframe/webcast.html?webcastid=eUoAeMLJ

“Redwire continues to execute against its core business while moving up the value chain, supported by accretive M&A. As a result, we have a strong and sustainable foundation for success in 2025,” stated Peter Cannito, Chairman and Chief Executive Officer of Redwire. “We see strong demand for our products in space and defense tech and continue to differentiate ourselves in the market with innovative technologies and strong financial performance.”

Full Year 2024 Highlights
•Revenues for full year 2024 increased 24.7% to $304.1 million, as compared to $243.8 million for full year 2023.
•Net Loss for full year 2024 increased by $87.0 million to $(114.3) million, as compared to $(27.3) million for full year 2023. Net Loss for full year 2024 includes a $52.0 million non-cash loss as a result of an increase in the fair value of the Company’s private warrant liability for the year ended December 31, 2024 as compared to a $2.0 million non-cash loss during the same period of 2023. In addition, Net Loss for full year 2024 includes a loss contingency, net of an anticipated insurance recovery, of $7.0 million related to the Lemen v. Redwire Corp. securities lawsuit, for which there is no comparable loss contingency for 2023.
1 Adjusted EBITDA and Free Cash Flow are not measures of results under generally accepted accounting principles in the United States. Please refer to “Non-GAAP Financial Information” and the reconciliation tables included in this press release for details regarding these Non-GAAP measures.

•Adjusted EBITDA2 for full year 2024 decreased by $16.2 million to $(0.8) million, as compared to $15.3 million for full year 2023.
•The Company had full year 2024 net unfavorable EAC changes of $17.7 million, which impacted full year 2024 revenues, gross profit, and net loss, and as a result, Adjusted EBITDA.2 The net unfavorable EAC changes were primarily due to additional unplanned labor, design and test cycles required to meet customer requirements in the Company’s spacecraft platforms and missions, structures and mechanisms, avionics, sensors and payloads, and power generation space infrastructure offerings. These net unfavorable EAC adjustments were partially offset by favorable contract adjustments resulting from contract close-outs and modifications in RF systems.
•On a full year basis, Book-to-Bill3 ratio was 0.76 for full year 2024, as compared to 1.23 for full year 2023.
•Net cash used in operating activities for full year 2024 increased by $18.6 million to $(17.3) million, as compared to net cash provided by operating activities of $1.2 million for full year 2023.
•Free Cash Flow2 for full year 2024 was $(28.3) million, as compared to $(7.1) million for full year 2023.

Fourth Quarter 2024 Highlights
•Revenues for the fourth quarter of 2024 increased 9.6% to $69.6 million, as compared to $63.5 million for the fourth quarter of 2023.
•Net Loss for the fourth quarter of 2024 increased by $59.0 million to $(67.2) million, as compared to $(8.2) million for the fourth quarter of 2023. Net Loss for the fourth quarter of 2024 includes a $43.8 million non-cash loss as a result of an increase in the fair value of the Company’s private warrant liability for the quarterly period ended December 31, 2024 as compared to a $0.5 million non-cash gain during the same period of 2023.
•Adjusted EBITDA2 for the fourth quarter of 2024 decreased by $10.9 million to $(9.2) million, as compared to $1.7 million for the fourth quarter of 2023.
•During the fourth quarter of 2024, the Company had net unfavorable EAC changes of $9.1 million, which impacted fourth quarter of 2024 revenues, gross profit, and net loss, and as a result, Adjusted EBITDA.2 These net unfavorable EAC changes were primarily due to the same reasons stated above for the full year.
•On a quarterly basis, Book-to-Bill3 ratio was 0.51 as of the fourth quarter of 2024, as compared to 2.81 as of the fourth quarter of 2023.
•Net cash provided by operating activities for the fourth quarter of 2024 decreased by $8.6 million to $7.1 million, as compared to net cash provided by operating activities of $15.7 million for the fourth quarter of 2023.
•Free Cash Flow2 for the fourth quarter of 2024 was $3.0 million, as compared to $12.6 million for the fourth quarter of 2023.

2025 Forecast
•For the twelve months ended December 31, 2025, Redwire, as a combined company, is forecasting full year revenues4 of $535 million to $605 million and Adjusted EBITDA2,4 of $70 million to $105 million with positive Free Cash Flow2,4, assuming the previously announced transaction with Edge Autonomy had been consummated on January 1, 2025.

“Redwire recorded robust top line growth for full year 2024, with revenue for the year ended December 31, 2024 reaching $304.1 million, a 24.7% improvement year-over-year,” said Jonathan Baliff, Chief Financial Officer of Redwire. “With $4.1 billion in year-to-date submitted bids as of December 31, 2024, positive $3.0 million of Free Cash Flow2 in the fourth
2 Adjusted EBITDA and Free Cash Flow are not measures of results under generally accepted accounting principles in the United States. Please refer to “Non-GAAP Financial Information” and the reconciliation tables included in this press release for details regarding these Non-GAAP measures.
3 Book-to-Bill and Backlog are key business measures. Please refer to “Key Performance Indicators” and the tables included in this press release for additional information.
4 These amounts are the sum of the standalone full year forecasts for the Redwire and Edge Autonomy businesses by Redwire management, and have not been calculated pursuant to Article 11 of Regulation S-X.

quarter of 2024, a significant improvement sequentially, and $64.1 million in total liquidity5 as of December 31, 2024, Redwire enters 2025 with strong momentum as we look to close the Edge Autonomy acquisition in the second quarter.”

Webcast and Investor Call
Management will conduct a conference call starting at 9:00 a.m. ET on Tuesday, March 11, 2025 to review financial results for the fourth quarter and full year ended December 31, 2024. This release and the most recent investor slide presentation are available in the investor relations area of our website at redwirespace.com.

Redwire will live stream a presentation with slides during the call. Please use the following link to follow along with the live stream: https://event.choruscall.com/mediaframe/webcast.html?webcastid=eUoAeMLJ. The dial-in number for the live call is 877-485-3108 (toll free) or 201-689-8264 (toll), and the conference ID is 13751503.

A telephone replay of the call will be available for two weeks following the event by dialing 877-660-6853 (toll-free) or 201-612-7415 (toll) and entering the access code 13751503. The accompanying investor presentation will be available on March 11, 2025 on the investor section of Redwire’s website at redwirespace.com.

Any replay, rebroadcast, transcript or other reproduction or transmission of this conference call, other than the replay accessible by calling the number and website above, has not been authorized by Redwire Corporation and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

About Redwire Corporation
Redwire Corporation (NYSE:RDW) is a global space infrastructure and innovation company enabling civil, commercial, and national security programs. Redwire’s proven and reliable capabilities include avionics, sensors, power solutions, critical structures, mechanisms, radio frequency systems, platforms, missions, and microgravity payloads. Redwire combines decades of flight heritage and proven experience with an agile and innovative culture. Redwire’s approximately 750 employees working from 17 facilities located throughout the United States and Europe are committed to building a bold future in space for humanity, pushing the envelope of discovery and science while creating a better world on Earth. For more information, please visit www.redwirespace.com.

Additional Information and Where to Find It
Redwire will file with the SEC a proxy statement relating to a special meeting of Redwire’s stockholders (the “proxy statement”). STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REDWIRE, EDGE AUTONOMY, THE TRANSACTION AND RELATED MATTERS. Stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by the parties on investor relations section of Redwire’s website at redwirespace.com.

Participants in the Solicitation
Redwire and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redwire in respect of the proposed business combination contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Redwire, respectively, in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Redwire’s directors and executive officers is contained in Redwire’s Annual Report on Form 10-K for the year ended December 31, 2023 and its Proxy Statement on Schedule 14A, dated April 22, 2024, which are filed with the SEC.

5 Total liquidity of $64.1 million as of December 31, 2024 is comprised of $33.7 million in cash and cash equivalents, $15.0 million in available borrowings from our existing credit facilities, and $15.4 million in restricted cash which includes $7.8 million of proceeds received from third-parties that is refundable except in certain limited circumstances. Restricted cash consists of a cash-collateralized standby letter of credit for a submitted proposal.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Use of Data
Industry and market data used in this press release have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes. Redwire or Edge Autonomy have not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Statements other than historical facts, including, but not limited to, those concerning market conditions or trends, consumer or customer preferences or other similar concepts with respect to Redwire, Edge Autonomy and the expected combined company, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Redwire or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Redwire's, Edge Autonomy’s and the expected combined company’s operations were selected by Redwire or its subsidiaries on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Redwire's businesses, are incomplete, and are not necessarily indicative of Redwire’s, Edge Autonomy’s or their subsidiaries’ performance or overall operations. There can be no assurance that historical trends will continue.

Use of Projections
The financial outlook and projections, estimates and targets in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainty and contingencies, many of which are beyond Redwire’s or Edge Autonomy’s control. Neither Redwire nor Edge Autonomy’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the financial projections for purposes of inclusion in this press release, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purposes of this press release. While all financial projections, estimates and targets are necessarily speculative, Redwire believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results for Redwire, Edge Autonomy and the combined company are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this press release should not be regarded as an indication that Redwire, or its representatives, considered or consider the financial projections, estimates or targets to be a reliable prediction of future events. Further, inclusion of the prospective financial information in this press release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Cautionary Statement Regarding Forward-Looking Statements
Readers are cautioned that the statements contained in this press release regarding expectations of our performance or other matters that may affect our or the combined company’s business, results of operations, or financial condition are “forward-looking statements” as defined by the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included or incorporated in this press release, including statements regarding our or the combined company’s strategy, financial position, guidance, including the prospective financial information provided in this press release, funding for continued operations, cash reserves, liquidity, projected costs, plans, projects, awards and contracts, and objectives of management, the entry into the potential business combination, the expected benefits from the proposed business combination, the expected performance of the combined company, the expectations regarding financing the proposed business combination, among others, are forward-looking statements. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “continued,” “project,” “plan,” “goals,” “opportunity,” “appeal,” “estimate,” “potential,” “predict,” “demonstrates,” “may,” “will,” “might,” “could,” “intend,” “shall,” “possible,” “forecast,” “trends,” “contemplate,” “would,” “approximately,” “likely,” “outlook,” “schedule,” “on track,” “poised,” “pipeline,” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are not guarantees of future performance, conditions or results. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control.

These factors and circumstances include, but are not limited to: (1) risks associated with the continued economic uncertainty, including high inflation, supply chain challenges, labor shortages, increased labor costs, high interest rates, foreign currency exchange volatility, concerns of economic slowdown or recession and reduced spending or suspension of investment in new or enhanced projects; (2) the failure of financial institutions or transactional counterparties; (3) the Company’s limited operating history and history of losses to date; (4) the inability to successfully integrate recently completed and future acquisitions, including the proposed business combination with Edge Autonomy, as well as the failure to realize the anticipated benefits of the transaction or to realize estimated projected combined company results; (5) the development and continued refinement of many of the Company’s and the combined company’s proprietary technologies, products and service offerings; (6) competition with new or existing companies; (7) the possibility that the Company’s forecasts, expectations and assumptions relating to future results and projections with respect to Redwire or Edge Autonomy may prove incorrect; (8) adverse publicity stemming from any incident or perceived risk involving Redwire, Edge Autonomy, the combined company, or their competitors; (9) unsatisfactory performance of our and the combined company’s products resulting from challenges in the space environment, extreme space weather events, the environments in which drones operate, including in combat or other areas where hostilities may occur, or otherwise; (10) the emerging nature of the market for in-space infrastructure services and the market for drones and related services; (11) inability to realize benefits from new offerings or the application of our or the combined company’s technologies; (12) the inability to convert orders in backlog into revenue; (13) our and the combined company’s dependence on U.S. and foreign government contracts, which are only partially funded and subject to immediate termination, which may be affected by changes in government program requirements, spending priorities, or budgetary constraints, including government shutdowns, or which may be influenced by the level of military activities and related spending with respect to ongoing or future conflicts, including the war in Ukraine; (14) the fact that we are and the combined company will be subject to stringent economic sanctions, and trade control laws and regulations; (15) the need for substantial additional funding to finance our and the combined company’s operations, which may not be available when needed, on acceptable terms or at all; (16) the dilution of existing holders of our common stock that will result from the issuance of additional shares of common stock as consideration for the acquisition of Edge Autonomy, as well as the issuance of common stock in any offering that may be undertaken in connection with such acquisition; (17) the fact that the issuance and sale of shares of our Series A Convertible Preferred Stock has reduced the relative voting power of holders of our common stock and diluted the ownership of holders of our capital stock; (18) the ability to achieve the conditions to cause, or timing of, any mandatory conversion of the Series A Convertible Preferred stock into common stock; (19) the fact that AE Industrial Partners and Bain Capital have significant influence over us, which could limit your ability to influence the outcome of key transactions; (20) provisions in our Certificate of Designation with respect to our Series A Convertible Preferred Stock may delay or prevent our acquisition by a third party, which could also reduce the market price of our capital stock; (21) the fact that our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of our other outstanding capital stock; (22) the possibility of sales of a substantial amount of our common stock by our current stockholders, as well as the equity owners of Edge Autonomy following consummation of the acquisition, which sales could cause the price of our common stock and warrants to fall; (23) the impact of the issuance of additional shares of Series A Convertible Preferred Stock as paid-in-kind dividends on the price and market for our common stock; (24) the volatility of the trading price of our common stock and warrants; (25) risks related to short sellers of our common stock; (26) Redwire’s or the combined company’s inability to report our financial condition or results of operations accurately or timely as a result of identified material weaknesses in internal control over financial reporting, as well as the possible need to expand or improve Edge Autonomy’s financial reporting systems and controls; (27) the possibility that the closing conditions under the merger agreement necessary to consummate the merger between Redwire and Edge Autonomy will not be satisfied; (28) the effect of any announcement or pendency of the proposed business combination on Redwire’s or Edge Autonomy’s business relationships, operating results and business generally; (29) risks that the proposed business combination disrupts current plans and operations of Redwire or Edge Autonomy; (30) the ability of Redwire or the combined company to raise financing in connection with the proposed business combination or to finance its operations in the future; (31) the impact of any increase in the combined company’s indebtedness incurred to fund working capital or other corporate needs, including the repayment of Edge Autonomy’s outstanding indebtedness and transaction expenses incurred to acquire Edge Autonomy, as well as debt covenants that may limit the combined company’s activities, flexibility or ability to take advantage of business opportunities, and the effect of debt service on the availability of cash to fund investment in the business; (32) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (33) costs related to the transaction; and (34) other risks and uncertainties described in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and those indicated from time to time in other documents filed or to be filed with the SEC by the Company.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on us. If underlying assumptions to forward-looking statements prove inaccurate, or if known or unknown risks or uncertainties materialize, actual results could vary materially from those anticipated, estimated, or projected. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons reading this press release are cautioned not to place undue reliance on forward-looking statements.

Non-GAAP Financial Information
This press release contains financial measures that have not been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). These financial measures include Adjusted EBITDA and Free Cash Flow.

Non-GAAP financial measures are used to supplement the financial information presented on a U.S. GAAP basis and should not be considered in isolation or as a substitute for the relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA is defined as net income (loss) adjusted for interest expense, net, income tax expense (benefit), depreciation and amortization, impairment expense, transaction expenses, acquisition integration costs, acquisition earnout costs, purchase accounting fair value adjustment related to deferred revenue, severance costs, capital market and advisory fees, litigation-related expenses, write-off of long-lived assets, equity-based compensation, committed equity facility transaction costs, debt financing costs, gains on sale of joint ventures, and warrant liability change in fair value adjustments. Free Cash Flow is computed as net cash provided by (used in) operating activities less capital expenditures.

We use Adjusted EBITDA to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. We use Free Cash Flow as a useful indicator of liquidity to evaluate our period-over-period operating cash generation that will be used to service our debt, and can be used to invest in future growth through new business development activities and/or acquisitions, among other uses. Free Cash Flow does not represent the total increase or decrease in our cash balance, and it should not be inferred that the entire amount of Free Cash Flow is available for discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from this measure.

Key Performance Indicators
Management uses Key Performance Indicators (“KPIs”) to assess the financial performance of the Company, monitor relevant trends and support financial, operational and strategic decision-making. Management frequently monitors and evaluates KPIs against internal targets, core business objectives as well as industry peers and may, on occasion, change the mix or calculation of KPIs to better align with the business, its operating environment, standard industry metrics or other considerations. If the Company changes the method by which it calculates or presents a KPI, prior period disclosures are recast to conform to current presentation.

REDWIRE CORPORATION
CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands of U.S. dollars, except share data)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash, cash equivalents and restricted cash	$49,071	$30,278
Accounts receivable, net	21,905	32,411
Contract assets	43,044	36,961
Inventory	2,239	1,516
Income tax receivable	666	636
Prepaid insurance	975	1,083
Prepaid expenses and other current assets	8,025	6,428
Total current assets	125,925	109,313
Property, plant and equipment, net of accumulated depreciation of $9,628 and $6,538, respectively	17,837	15,909
Right-of-use assets	15,277	13,181
Intangible assets, net of accumulated amortization of $25,920 and $18,509, respectively	61,788	62,985
Goodwill	71,161	65,757
Equity method investments	—	3,613
Deferred tax assets	72	—
Other non-current assets	557	511
Total assets	$292,617	$271,269

Liabilities, Convertible Preferred Stock and Equity (Deficit)
Current liabilities:
Accounts payable	$32,127	$18,573
Short-term debt, including current portion of long-term debt	1,266	1,378
Short-term operating lease liabilities	4,354	3,737
Short-term finance lease liabilities	473	439
Accrued expenses	24,192	32,902
Deferred revenue	67,201	52,645
Other current liabilities	19,730	2,362
Total current liabilities	149,343	112,036
Long-term debt, net	124,464	86,842
Long-term operating lease liabilities	13,444	12,302
Long-term finance lease liabilities	980	1,137
Warrant liabilities	55,285	3,325
Deferred tax liabilities	582	2,402
Other non-current liabilities	428	400
Total liabilities	$344,526	$218,444

REDWIRE CORPORATION CONSOLIDATED BALANCE SHEETS Unaudited (In thousands of U.S. dollars, except share data)

	December 31, 2024	December 31, 2023
Convertible preferred stock, $0.0001 par value, 125,292.00 shares authorized; 108,649.30 and 93,890.20 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively. Liquidation preference of $599,412 and $187,780 as of December 31, 2024 and December 31, 2023, respectively.	$136,805	$96,106

Shareholders’ Equity (Deficit):
Preferred stock, $0.0001 par value, 99,874,708 shares authorized; none issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized; 67,002,370 and 65,546,174 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	7	7
Treasury stock, 728,739 and 353,470 shares, at cost, as of December 31, 2024 and December 31, 2023, respectively	(3,573)	(951)
Additional paid-in capital	161,619	188,323
Accumulated deficit	(348,106)	(233,791)
Accumulated other comprehensive income (loss)	1,339	2,903
Total shareholders’ equity (deficit)	(188,714)	(43,509)
Noncontrolling interests	—	228
Total equity (deficit)	(188,714)	(43,281)
Total liabilities, convertible preferred stock and equity (deficit)	$292,617	$271,269

REDWIRE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
Unaudited
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenues	$69,560	$63,485	$304,101	$243,800
Cost of sales	64,937	52,754	259,646	185,831
Gross profit	4,623	10,731	44,455	57,969
Operating expenses:
Selling, general and administrative expenses	18,427	16,499	71,398	68,525
Transaction expenses	3,730	—	9,129	13
Research and development	1,447	989	6,128	4,979
Operating income (loss)	(18,981)	(6,757)	(42,200)	(15,548)
Interest expense, net	3,946	2,762	13,483	10,699
Other (income) expense, net	45,914	(1,186)	60,648	1,503
Income (loss) before income taxes	(68,841)	(8,333)	(116,331)	(27,750)
Income tax expense (benefit)	(1,672)	(117)	(2,020)	(486)
Net income (loss)	(67,169)	(8,216)	(114,311)	(27,264)
Net income (loss) attributable to noncontrolling interests	—	72	4	(1)
Net income (loss) attributable to Redwire Corporation	(67,169)	(8,288)	(114,315)	(27,263)
Less: dividends on Convertible Preferred Stock	24,927	7,981	41,052	20,021
Net income (loss) available to common shareholders	$(92,096)	$(16,269)	$(155,367)	$(47,284)

Net income (loss) per common share:
Basic and diluted	$(1.38)	$(0.25)	$(2.35)	$(0.73)
Weighted-average shares outstanding:
Basic and diluted	66,770,275	65,194,767	66,146,155	64,654,153

Comprehensive income (loss):
Net income (loss) attributable to Redwire Corporation	$(67,169)	$(8,288)	$(114,315)	$(27,263)
Foreign currency translation gain (loss), net of tax	(1,534)	1,134	(1,407)	830
Total other comprehensive income (loss), net of tax	(1,534)	1,134	(1,407)	830
Total comprehensive income (loss)	$(68,703)	$(7,154)	$(115,722)	$(26,433)

REDWIRE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands of U.S. dollars)

	Year Ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Net income (loss)	$(114,311)	$(27,264)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	11,692	10,724
Amortization of debt issuance costs and discount	857	608
Equity-based compensation expense	11,326	8,658
(Gain) loss on sale of joint ventures	(1,303)	—
(Gain) loss on change in fair value of committed equity facility	—	255
(Gain) loss on change in fair value of warrants	51,960	2,011
Deferred provision (benefit) for income taxes	(1,803)	(925)
Non-cash lease expense	227	327
Non-cash interest expense	—	525
Other	2,050	(238)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	14,670	(5,562)
(Increase) decrease in contract assets	(7,138)	(5,442)
(Increase) decrease in inventory	(734)	(44)
(Increase) decrease in prepaid insurance	108	1,157
(Increase) decrease in prepaid expenses and other assets	(1,901)	(928)
Increase (decrease) in accounts payable and accrued expenses	4,365	(3,280)
Increase (decrease) in deferred revenue	3,207	22,736
Increase (decrease) in operating lease liabilities	(342)	(325)
Increase (decrease) in other liabilities	9,722	(960)
Increase (decrease) in notes payable to sellers	—	(557)
Net cash provided by (used in) operating activities	(17,348)	1,231

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(881)	—
Net proceeds from sale of joint ventures	4,598	—
Purchases of property, plant and equipment	(6,399)	(5,620)
Purchase of intangible assets	(4,517)	(2,707)
Net cash provided by (used in) investing activities	(7,199)	(8,327)

Cash flows from financing activities:
Proceeds received from debt	45,971	36,696
Repayments of debt	(8,863)	(26,683)
Payment of debt issuance fees to third parties	(780)	(163)
Repayment of finance leases	(479)	(395)
Proceeds from third-party advances	7,820	—
Proceeds from issuance of common stock	2,669	1,241
Payment of committed equity facility transaction costs	—	(571)
Payments of issuance costs related to convertible preferred stock	—	(52)
Shares repurchased for settlement of employee tax withholdings on share-based awards	(2,622)	(570)
Payment of contingent earnout	—	(443)
Net cash provided by (used in) financing activities	43,716	9,060
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	(376)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	18,793	1,962
Cash, cash equivalents and restricted cash at beginning of period	30,278	28,316
Cash, cash equivalents and restricted cash at end of period	$49,071	$30,278

REDWIRE CORPORATION
Supplemental Non-GAAP Information
Unaudited

Adjusted EBITDA
During the third quarter of 2024, we changed the Supplemental Non-GAAP Information to present only Adjusted EBITDA, whereas prior period disclosures also presented Pro Forma Adjusted EBITDA. Management believes the presentation of Pro Forma Adjusted EBITDA no longer provides the same meaningful insights into the Company’s performance as it did during the initial years of the Company’s formation. Prior period disclosures were recast to conform to current presentation. There was no change in the calculation of Adjusted EBITDA.
The following table presents the reconciliations of Adjusted EBITDA to net income (loss), computed in accordance with U.S. GAAP.

	Three Months Ended		Year Ended
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss)	$(67,169)	$(8,216)	$(114,311)	$(27,264)
Interest expense, net	3,946	2,762	13,483	10,699
Income tax expense (benefit)	(1,672)	(117)	(2,020)	(486)
Depreciation and amortization	3,154	2,753	11,692	10,724
Transaction expenses (i)	3,730	—	9,129	13
Acquisition integration costs (i)	513	—	609	546
Purchase accounting fair value adjustment related to deferred revenue (ii)	—	—	—	15
Severance costs (iii)	335	(69)	867	313
Capital market and advisory fees (iv)	1,200	1,716	6,703	8,607
Litigation-related expenses (v)	(318)	918	11,011	1,235
Equity-based compensation (vi)	3,280	2,341	11,326	8,658
Committed equity facility transaction costs (vii)	—	80	—	259
Debt financing costs (viii)	—	—	—	17
Gain on sale of joint ventures, net of costs incurred (ix)	—	—	(1,255)	—
Warrant liability change in fair value adjustment (x)	43,849	(464)	51,960	2,011
Adjusted EBITDA	$(9,152)	$1,704	$(806)	$15,347
i.Redwire incurred acquisition costs including due diligence, integration costs and additional expenses related to pre-acquisition activity. Acquisition deal costs was reclassified as Transaction expenses to conform with current period presentation.
ii.Redwire recorded adjustments related to the impact of recognizing deferred revenue at fair value as part of the purchase accounting for previous acquisitions.
iii.Redwire incurred severance costs related to separation agreements entered into with former employees.
iv.Redwire incurred capital market and advisory fees related to advisors assisting with transitional activities associated with becoming a public company, such as implementation of internal controls over financial reporting, and the internalization of corporate services, including, but not limited to, implementing enhanced enterprise resource planning systems.
v.Redwire incurred expenses related to securities litigation, including a loss contingency, presented net of an anticipated insurance recovery, in the amount of $7.0 million recognized in 2024.
vi.Redwire incurred expenses related to equity-based compensation under Redwire’s equity-based compensation plan.
vii.Redwire incurred expenses related to the committed equity facility with B. Riley, which includes consideration paid to enter into the Purchase Agreement as well as changes in fair value recognized as a gain or loss during the respective periods.
viii.Redwire incurred expenses related to debt financing agreements, including amendment related fees paid to third parties that are expensed in accordance with U.S. GAAP.
ix.Redwire recognized a gain related to the sale of all its ownership in two joint ventures, presented net of transaction costs incurred.
x.Redwire adjusted the private warrant liability to reflect changes in fair value recognized as a gain or loss during the respective periods.

REDWIRE CORPORATION
Supplemental Non-GAAP Information
Unaudited

Free Cash Flow
The following table presents the reconciliation of Free Cash Flow to Net cash provided by (used in) operating activities, computed in accordance with U.S. GAAP.

	Three Months Ended		Year Ended
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities	$7,064	$15,691	$(17,348)	$1,231
Less: Capital expenditures	(4,064)	(3,113)	(10,916)	(8,327)
Free Cash Flow	$3,000	$12,578	$(28,264)	$(7,096)

REDWIRE CORPORATION
KEY PERFORMANCE INDICATORS
Unaudited

Book-to-Bill
Our book-to-bill ratio was as follows for the periods presented:

	Three Months Ended		Last Twelve Months
(in thousands, except ratio)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Contracts awarded	$35,748	$178,208	$229,789	$300,042
Revenues	69,560	63,485	304,101	243,800
Book-to-bill ratio	0.51	2.81	0.76	1.23
Book-to-bill is the ratio of total contracts awarded to revenues recorded in the same period. The contracts awarded balance includes firm contract orders, including time-and-material (“T&M”) contracts, awarded during the period and does not include unexercised contract options or potential orders under indefinite delivery/indefinite quantity contracts. Although the contracts awarded balance reflects firm contract orders, terminations, amendments, or contract cancellations may occur which could result in a reduction to the contracts awarded balance.
We view book-to-bill as an indicator of future revenue growth potential. To drive future revenue growth, our goal is for the level of contracts awarded in a given period to exceed the revenue recorded, thus yielding a book-to-bill ratio greater than 1.0.

Our book-to-bill ratio was 0.51 for the three months ended December 31, 2024, as compared to 2.81 for the three months ended December 31, 2023. For the three months ended December 31, 2024, contracts awarded includes $21.9 million of acquired contract value from the Hera Systems acquisition. For the three months ended December 31, 2023, none of the contracts awarded balance relates to acquired contract value.

Our book-to-bill ratio was 0.76 for the LTM (“Last Twelve Months”) ended December 31, 2024, as compared to 1.23 for the LTM ended December 31, 2023. For the LTM ended December 31, 2024, contracts awarded includes $21.9 million of acquired contract value from the Hera Systems acquisition, which was completed in the third quarter of 2024. For the LTM ended December 31, 2023, none of the contracts awarded balance relates to acquired contract value.

Backlog
The following table presents our contracted backlog as of December 31, 2024 and December 31, 2023, and related activity for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

(in thousands)	December 31, 2024	December 31, 2023
Organic backlog, beginning balance	$372,790	$313,057
Organic additions during the period	207,704	300,042
Organic revenue recognized during the period	(297,699)	(243,800)
Foreign currency translation	(1,826)	3,491
Organic backlog, ending balance	280,969	372,790

Acquisition-related contract value, beginning balance	—	—
Acquisition-related contract value acquired during the period	21,940	—
Acquisition-related additions during the period	145	—
Acquisition-related revenue recognized during the period	(6,402)	—
Acquisition-related backlog, ending balance	15,683	—
Contracted backlog, ending balance	$296,652	$372,790

We view growth in backlog as a key measure of our business growth. Contracted backlog represents the estimated dollar value of firm funded executed contracts for which work has not been performed (also known as the remaining performance obligations on a contract). Our contracted backlog includes $16.7 million and $19.3 million in remaining contract value from time and materials contracts as of December 31, 2024 and as of December 31, 2023, respectively.

Organic backlog change excludes backlog activity from acquisitions for the first four full quarters since the entities’ acquisition date. Contracted backlog activity for the first four full quarters since the entities’ acquisition date is included in acquisition-related contracted backlog change. After the completion of four fiscal quarters, acquired entities are treated as organic for current and comparable historical periods.

Organic contract value includes the remaining contract value as of January 1 not yet recognized as revenue and additional orders awarded during the period for those entities treated as organic. Acquisition-related contract value includes remaining contract value as of the acquisition date not yet recognized as revenue and additional orders awarded during the period for entities not treated as organic. Organic revenue includes revenue earned during the period presented for those entities treated as organic, while acquisition-related revenue includes the same for all other entities, excluding any pre-acquisition revenue earned during the period. The acquisition-related backlog activity presented in the table above is related to the Hera Systems acquisition completed during third quarter of 2024.

Although contracted backlog reflects business associated with contracts that are considered to be firm, terminations, amendments or contract cancellations may occur, which could result in a reduction in our total backlog. In addition, some of our multi-year contracts are subject to annual funding. Management expects all amounts reflected in contracted backlog to ultimately be fully funded. Contracted backlog from foreign operations in Luxembourg and Belgium was $70.5 million and $106.0 million as of December 31, 2024 and December 31, 2023, respectively. These amounts are subject to foreign exchange rate translations from euros to U.S. dollars that could cause the remaining backlog balance to fluctuate with the foreign exchange rate at the time of measurement.